926479

2-28-02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02012116

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2002

Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 904, 675 West Hastings Street, Vancouver, B.C. V6B 1N2, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______________ No ______________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______________.

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NEWS RELEASE TRANSMITTED BY CCN NEWSWIRE

FOR: MINEFINDERS CORPORATION LTD.

TSE SYMBOL: MFL
OTC Bulletin Board SYMBOL: MNEFF

February 14, 2002

Drilling Set to Commence on Minefinders' El Malacate Project in Mexico

VANCOUVER, BRITISH COLUMBIA--Minefinders Corporation Ltd. (the "Company") (TSE: MFL; NASD OTCBB: MNEFF), Mark H. Bailey, President and CEO is pleased to report that Placer Dome has completed its due diligence as per the recently signed option agreement on the Company's 100% owned El Malacate Project located in Sonora, Mexico. All environmental notifications and permitting for the next several phases of planned exploration have been completed and first phase drilling will commence in early March. The joint area of interest under the option agreement covers 35 square kilometers within the area of Minefinders' 400 square kilometer northern Sonora mining concessions.

El Malacate was discovered by Minefinders during a grassroots stream sediment and regional rock chip sampling campaign in 1999. Seven separate areas of alteration and gold mineralization have been mapped, sampled, and more fully delineated since the initial discovery (visit the Company's website; www.minefinders.com for complete information on these prospects). The current exploration program includes additional detailed geologic mapping, geochemical sampling and first phase drilling to test portions of the Bordo Blanco, Ahumada South, and the Ahumada North mineralized zones.

Access road cleanup began on February 1st and new drill roads and pads are presently being constructed at Ahumada North. Additional areas of altered and mineralized outcrop exposed in the new drill roads and pad sites will be sampled and mapped prior to start-up of drilling. Minera Minefinders, S.A. de C.V., a wholly owned Mexican subsidiary of Minefinders Corporation has engaged the drilling company, Dateline Internacional, S.A. de C.V., for an initial 2,000 meter drill contract. The Company is planning to drill approximately 12-15 test holes that will range from 80 to 200 meters in length during this first phase of drill testing.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Minefinders Corporation Ltd.
Mark H. Bailey
President and Chief Executive Officer
(604) 687-6263

(604) 688-0378 (FAX)
Website: www.minefinders.com

INDUSTRY: MNG
SUBJECT: MEX

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd..
(Registrant)

Date MARCH 5, 2002

By: ______________________
(Print) Name: Paul C. MacNeill
Title: Director

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